EXHIBIT 99.1

Student Transportation Inc. Reports Fiscal 2017 First Quarter Results

New Fiscal Year Off to Strong Start; Revenue Up and Margins Improving

BARRIE, Ontario, Nov. 08, 2016 (GLOBE NEWSWIRE) -- Student Transportation Inc., ("STI" or the "Company") (TSX:STB) (NASDAQ:STB) today reported financial results for the first quarter of fiscal year 2017, ended September 30, 2016. All financial results are reported in U.S. dollars except as otherwise noted. STI's first quarter results reflect the normal seasonality of the school bus transportation industry. Accordingly, the first quarter results are not considered to be indicative of the Company's annual results.

Revenue for the first quarter of fiscal 2017 increased nine percent year over year to $102.2 million from $93.4 million, while Adjusted EBITDA* came in at a positive $140,000 compared to a loss of ($2.3) million for the first quarter of fiscal year 2016. This is the first time the Company has reported positive Adjusted EBITDA in its first quarter which is historically affected by the July and August seasonality of the school year.

"Our operating results for the first quarter of fiscal 2017 were in line with our internal expectations and we anticipate we will see positive results in future first quarters," said Denis J. Gallagher, Chief Executive Officer. “As we previously noted, we anticipate an approximate seven percent increase in annualized revenue for the current fiscal year. The first quarter revenue increase results from the net new business secured for fiscal 2017 for both the contracted business and Managed Services Group, along with some price increases on our existing core contracted business. The contribution from these higher revenues offset the higher offseason costs associated with the usual start up of school operations and additional staff associated with the new contracts secured for the current fiscal year.”

STI reported a net loss of $11.7 million or $0.13 per common share for the first quarter of fiscal year 2017 compared to the prior fiscal year first quarter net loss of $9.5 million or $0.10 per common share.

"During the first quarter of fiscal 2017, we strengthened our balance sheet reflecting the repayment of our senior secured notes with a five year extension of, and an increase in the size of the senior credit facility. We also refinanced some of our subordinated debt with the early redemption of the US$ 6.25% convertible debentures with a similar sized Cdn$ 5.25% convertible debenture issuance lowering our future interest expense on this note. In connection with these first quarter refinancing’s, we recorded a non-cash write-off of $1.0 million in unamortized deferred financing costs that is included in interest expense and we recorded an additional $2.5 million in non-cash employee stock compensation expense related to the timing and termination of the EIP plan. We would normally expense those issuances under the EIP plan in the second and third quarters. These two non-cash charges for the first quarter when combined, increased the net loss per share by approximately $0.04. Adjusted for those charges, net loss per share for the quarter was approximately $0.09,” stated Mr. Gallagher.

In July 2016, the Company entered into a Fourth Amended and Restated Credit Agreement, increasing commitments to $340 million from the previous level of $225 million and extending the maturity date to July 27, 2021. On September 1, 2016, the Company used drawings under the increased commitments in part to repurchase the US $35 million Senior Secured Notes that were set to mature on November 10, 2016.

In August 2016, the Company issued Cdn$ 5.25% convertible unsecured subordinated debentures due September 30, 2021 for net proceeds of $62.6 million (Cdn $80.8 million). The Company primarily used the net proceeds for the September 19, 2016 early redemption of approximately $60 million in US$ 6.25% convertible unsecured subordinated debentures that had a set maturity date of June 30, 2018.

“We are off to our best start ever. We have had tailwinds of lower fuel and interest rates and some headwinds dealing with the tightening in driver recruiting affecting the entire transportation industry,” added Mr. Gallagher. “We are pleased to see our new innovation and technology groups working closely with our operations teams to increase efficiency which will lower our operating and capital costs and improve margins. We have some exciting new cost efficiency and growth initiatives in the queue that we have been working on as we stay ahead of the curve.”

The Company also announced that the Board of Directors, which reviews and approves the dividend on a quarterly basis in advance, has approved the monthly cash dividend of $0.03667 per common share through the end of the third quarter of fiscal 2017. The dividend, paid in U.S. dollars, is Canadian Dividend Tax Qualified and is a Qualified Dividend in the U.S.

Reconciliation of Net Income and Adjusted EBITDA *
	Year over Year
(Amounts in 000's)	Three Months Ended
	9/30/16	9/30/15

Net loss	$(11,716)	$(9,543)

Add back:
Income tax benefit	(7,671)	(5,594)
Foreign currency (gain) loss	(142)	64
Other expense (income), net	834	(1,122)
Non-cash gain on US$ 6.25% Convertible Debentures conversion feature	(190)	(6)
Equity in net loss of unconsolidated investment	-	5
Non-cash stock compensation	3,323	803
Interest expense	5,609	3,709
Impairment of oil and gas assets	224	-
Amortization expense	791	788
Depreciation and depletion expense	4,927	5,000
Operating lease expense	4,151	3,550
Adjusted EBITDA *	$140	$(2,346)

Results of Operations

	Three Months Ended
	September 30
	2016	2015

Revenues	$102,176	$93,383

Costs and expenses
Cost of operations	89,203	85,084
General and administrative	16,984	14,195
Non-cash stock compensation	3,323	803
Depreciation and depletion expense	4,927	5,000
Amortization expense	791	788
Impairment of oil and gas assets	224	-
Total operating expenses	115,452	105,870

Loss from operations	(13,276)	(12,487)

Interest expense	5,609	3,709
Foreign currency (gain) loss	(142)	64
Non-cash gain on US$ 6.25% Convertible Debentures conversion feature	(190)	(6)
Other expense (income), net	834	(1,122)

Loss before income taxes and equity in net loss of unconsolidated investment	(19,387)	(15,132)
Equity in net loss of unconsolidated investment	-	(5)
Income tax benefit	(7,671)	(5,594)

Net loss	$(11,716)	$(9,543)
Basic and diluted net loss per common share	$(0.13)	$(0.10)

Annual General Meeting

Student Transportation Inc. will hold its Annual General Meeting on Tuesday, November 8, 2016 at 2:00 p.m. ET at The Gallery of the Toronto Stock Exchange Broadcast & Conference Centre in the Exchange Tower, at 130 King Street West in Toronto. The meeting will be audio webcast live and can be accessed at STI's website at www.RideSTBus.com.

Profile

Founded in 1997, Student Transportation Inc. (STI) is North America's largest independent and most trusted provider of student transportation solutions, operating nearly 13,500 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

* Non-GAAP Measures

Adjusted EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STI's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

Investor Contacts:

Patrick J. Walker
Executive Vice President & Chief Financial Officer
Student Transportation Inc.

Doug Coupe
Director of Communications & Investor Relations
Student Transportation Inc.
843.884.2720
dcoupe@ridesta.com